DORMAN
                        New Since 1918


April 16, 2008

Ms. Linda Cvrkel
Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

         RE:      Dorman Products, Inc. Form 10-K for the fiscal year ended
December 27, 2007 - File No.0-18914

Dear Ms. Cvrkel:

         Enclosed are our responses to your letter dated
April 3, 2008 (the "Comment Letter"). In order to facilitate your review, we have included the Staff's comment followed by our response below, as well as a copy of the Comment Letter.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations Change in Vacation Policy

1. We note the disclosure on page 14 of MD&A indicating that effective December 31, 2006 the Company changed its vacation policy so that vacation is earned ratably throughout the year rather than at the end of the preceding year. We also note that this change resulted in a reduction in your vacation accrual and vacation expense of $1.8 million in 2007. Please explain to us in further detail why the change in your vacation policy at the beginning of fiscal 2007 resulted in a $1.8 million dollar decline in the amount of vacation expense that was recognized during this period. We may have further comment upon receipt of your response.

         Response:
             The Company's vacation policy prior to January 1, 2007 was as follows: All rights to the subsequent year's vacation vested to employees of the Company on the last day of the current fiscal year. As a result, on December 31, 2006, under this policy employees were fully vested in all vacation for the 2007 fiscal year, and the Company had recorded a corresponding vacation liability in accordance with FAS 43.

             Effective January 1, 2007 the Company modified its vacation policy so that the current year's vacation time is earned ratably throughout the current year. Since employees had vested all 2007 vacation time at the start of the year under the old policy, no additional vacation time was earned in 2007. The Company established its vacation accrual in accordance with FAS 43 in each reporting period in 2007. As a result of the change, the Company reduced its vacation liability throughout 2007, as the vacation was taken, from $1.8 million at the beginning of the year to zero at the end of the year as it had no liability for employee vacation time at the end of its fiscal 2007 under the new policy. This reduction in the accrual resulted in a $1.8 million reduction to vacation expense in 2007. In 2008, the Company will continue to recognize a vacation liability under FAS 43 in consideration of the new vacation policy.

Note 1.  Summary of Significant Accounting Policies
Product Warranties

2. We note that the expense recognized in connection with product warranties has increased over the periods presented in your financial statements. In future filings, please revise the notes to your financial statements to include the reconciliations of changes in your liabilities for product warranties required by paragraph 14b of FIN No. 45.

         Response:
             The notes to the Company's financial statements in future filings will be revised to include the reconciliations of changes in liabilities for product warranties required by paragraph 14b of FIN No. 45.

Supplementary Financial Information
Quarterly Results of Operations

      3. In future filings, please revise the disclosure of your quarterly results of operations to discuss or cross-reference to a discussion of any material charges or unusual items that impacted your results of operations for the quarterly periods presented. For example, we note from the disclosure in footnote 1 that you recognized goodwill impairment charges of $0.4 million and $2.9 million, respectively during the fourth quarter of 2007 and the second quarter of 2006. Refer to the guidance in item 302(a)(3) of Regulation S-K.

         Response:
         In all future filings, we will revise the disclosure of our quarterly results of operations to discuss or cross-reference to a discussion of any material charges or unusual items that impacted our results of operations for the quarterly periods presented.

Company Certification

The Company hereby acknowledges that:

o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Kindly acknowledge receipt of this letter by time and date stamping the attached duplicate copy of this letter and returning it to me in the self addressed stamped envelope provided.

         If you or any other member of the Staff have any questions or would like to discuss these matters at greater length, please do not hesitate to contact me at (215)712-5132 or, in my absence, Thomas Knoblauch, at (215) 712-5222.


                                       Sincerely,



                                       Mathias J. Barton
                                       Chief Financial Officer


cc:      Ms. Effie Simpson, Division of Corporation Finance
         Richard N. Berman, Chairman and Chief Executive Officer
         Thomas Knoblauch, Esq., Vice President - General Counsel
         Jane K. Storero, Esq. Blank Rome LLP